FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: January 5, 2005
	By:	/s/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

“PRINCIPLES ARE NOT NEGOTIABLE. WE COULD HAVE

SETTLED FOR MONEY, BUT THIS IS NOT ABOUT MONEY, IT’S

ABOUT STANDING UP FOR WHAT YOU BELIEVE TO BE RIGHT.”

FOR IMMEDIATE DISTRIBUTION

Mexico City, January 4, 2005—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced that the U.S. Securities and Exchange Commission (the “SEC”) issued a press release informing that it filed a civil action today against the company, its parent company, Ricardo B. Salinas, founder, chairman and majority shareholder, and Pedro Padilla Longoria, board member and former CEO, in a U.S. Federal Court.

The SEC alleges violations of U.S. federal securities laws in connection with public disclosures concerning the 2003 transactions among Unefon, Nortel and Codisco, which have been discussed in detail in the company’s most recent annual report on Form 20-F.

For the past twelve months TV Azteca has been providing information and cooperating with the SEC on inquiries regarding the transactions, and has received several settlement offers that the company considered unacceptable.

“Principles are not negotiable. We could have settled for money, but this is not about money, it is about standing up for what you believe to be right. The transactions discussed in the SEC press release benefited Unefon, TV Azteca and their shareholders and I stand behind them,” said Ricardo B. Salinas. “The SEC accusations are false, in bad faith and discriminatory. We will prevail because we acted correctly.”

“It’s absurd for the SEC to use a Mexican company and Mexican citizens to try to impose U.S. regulations in an extraterritorial manner, unilaterally ignoring international laws and the Mexican legal framework. In my view they are trying to politically compensate their deficiencies in supervising U.S. companies in the past,” added Mr. Salinas. “It is these irresponsible and arbitrary SEC actions, not the Unefon debt transactions, which are adversely affecting both minority and majority shareholders.”

TV Azteca is certain that its officers and directors acted in full compliance with the applicable legal framework and are determined to continue to do so, and to firmly defend what we believe to be correct.

The company noted that today’s SEC action could result in a prolonged and expensive legal process. Should there be a favorable decision the company will seek reimbursement for all damages arising from the legal action.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel		Omar Avila
5255 1720 9167		5255 1720 0041
jrangelk@tvazteca.com.mx		oavila@tvazteca.com.mx

Media Relations:

Tristán Canales		Daniel McCosh
5255 1720 5786		5255 1720 0059
tcanales@tvazteca.com.mx		dmccosh@tvazteca.com.mx

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